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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
                            ------------------------

                              CRAY RESEARCH, INC.

                           (Name of Subject Company)

                           C ACQUISITION CORPORATION
                             SILICON GRAPHICS, INC.
                                    (Bidder)

                         Common Stock, $1.00 par value
                    (including Common Stock Purchase Rights
                          issued with respect thereto)
                         (Title of Class of Securities)

                                  225224 10 4
                     (CUSIP Number of Class of Securities)

                                William M. Kelly
                 Vice President, General Counsel and Secretary
                             Silicon Graphics, Inc.
                         2011 North Shoreline Boulevard
                      Mountain View, California 94043-1389
                           Telephone: (415) 933-1440
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                            Michael J. Kennedy, Esq.
                              Shearman & Sterling
                             555 California Street
                      San Francisco, California 94104-1522
                           Telephone: (415) 616-1100

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    This  Amendment No.  3 (the  "Amendment") to  the Tender  Offer Statement on
Schedule 14D-1 (the "Statement") relates to the offer by C Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and wholly owned subsidiary of Silicon Graphics, Inc., a Delaware corporation ("Parent"), to purchase 19,218,735 shares of common stock, par value $1.00 per share (the "Shares"), of Cray Research, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), including the associated Common Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated May 15, 1989, between the Company and Norwest Bank Minnesota, N.A. (the "Rights Agreement"), at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 29, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2) thereto, respectively. All references herein to the Rights include all benefits which may inure to stockholders of the Company pursuant to the Rights Agreement, and unless the context requires otherwise, all references herein to Shares include the Rights. Capitalized terms not otherwise defined in the Amendment have the meanings assigned to them in the Offer to Purchase.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 4(a) - (c) is hereby amended and supplemented by adding thereto the following:

        Depending on available cash levels, Parent may borrow up to $150 million of the funds that it will provide to Purchaser to consummate the Offer and the Merger and to pay related fees and expenses under an existing short term, unsecured revolving line of credit (the "Credit Line"). Such borrowings under the Credit Line, if any, will bear interest either at a floating base rate or at a margin above rates set by reference to prevailing certificate of deposit or offshore deposit rates. The Credit Line contains usual and customary terms and conditions for loans of this kind. It is anticipated that any such borrowings will be repaid from (i) internally generated funds of Parent, (ii) the Company's cash (upon consummation of the Merger), (iii) funds generated from the liquidation of short-term investments of Parent and/or (iv) borrowings under a new unsecured revolving line of credit expected to have terms substantially similar to the Credit Line (any such borrowings being expected to be repaid from the sources listed above in clauses (i) through (iii)).

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(e) is hereby amended and supplemented by adding thereto the following:

        The plaintiff has agreed not to seek a preliminary injunction enjoining the Offer in the pending legal proceedings against the Company, the Board, Parent and Purchaser.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 1996                          C ACQUISITION CORPORATION

                                          By        /S/ WILLIAM M. KELLY

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                                                      William M. Kelly
                                                       VICE PRESIDENT

                                          SILICON GRAPHICS, INC.

                                          By        /S/ WILLIAM M. KELLY

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                                                      William M. Kelly
                                            VICE PRESIDENT, GENERAL COUNSEL AND
                                                         SECRETARY